Exhibit 11

                             FLORIDA ROCK INDUSTRIES, INC.
	      COMPUTATION OF EARNINGS PER COMMON SHARE

                                THREE MONTHS ENDED       NINE MONTHS ENDED
                                    June 30,                  June 30,
                                 2005        2004         2005        2004


Net income                   $45,878,000  33,050,000  111,105,000  89,675,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share           65,406,856   64,888,940   65,240,358
64,760,918

Shares issuable under
 stock options which are
 potentially dilutive          1,413,866    1,262,835    1,435,446
1,293,193

Shares used for diluted
 earnings per share           66,820,722   66,151,775   66,675,804  66,054,111

Earnings per share:
 Basic Net Income                   $.70          .51         1.70
$1.38


 Diluted Net income                 $.69          .50         1.67
$1.36